September 21, 2010

Linda Van Doorn Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Telephone: (202) 551-3498	Wilson K. Lee Staff Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Telephone: (202) 551-3468

Re:	Safeguard Scientifics, Inc. Form 10-K for the Year Ended December 31, 2009 Filed on March 16, 2010 File No. 001-05620
Dear Ms. Van Doorn & Mr. Lee:
This letter responds to your letter dated September 14, 2010, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the year ended December 31, 2009 (the “2009 Annual Report”). For your convenience, we have included each of the Staff’s comments in italics before the corresponding response. The Staff’s comments and our responses thereto are numbered to correspond with the paragraph numbers in your September 14, 2010 letter.
Form 10-K for the Year Ended December 31, 2009
Financial Statements and Notes
General
1.
As disclosed on page 15, we note that you do not believe that you are an investment company under the Investment Company Act because you are compliant with the 40% test which requires the value of investments securities to be below 40% of the value of total assets. We also note that securities issued by companies other than consolidated partner companies are generally considered “investment securities”. Given the value of your ownership interests in various partner companies, please clarify how you determined that you are compliant with the 40% test and thus not an investment company under the Investment Company Act.

Response: In response to your first comment, we first note the description we include elsewhere in our 2009 Annual Report concerning our business model. To paraphrase here, we acquire interests in our partner companies and attempt to build value in such partner companies by providing not only capital, but also a wide range of strategic, operational and management resources to such companies. While we, at present, do not own interests in any partner companies which are consolidated for purposes of our financial reporting, we do own significant equity interests in the large majority of our partner companies.

We are never a passive investor in our partner companies. When we establish a relationship with a new partner company we not only provide funding but also take board seats (generally commensurate with our equity holdings) in such partner company that give us an ongoing level of active oversight of such company. At the same time, we negotiate with the issuer and other equity participants to obtain rights as an equity owner that give us a very influential position, if not control that rises to the level required for financial statement consolidation, over decisions regarding further financing activities of such company, budgeting, strategic planning, hiring and firing of senior management, and mergers and acquisitions. In situations where we are not the only party participating in the financing of a partner company, we will typically put arrangements in place among and between ourselves and such other equity holders that establish rules regarding the coordinated behavior of such participants. These arrangements further contribute to the level of influence we exercise at such companies.
In your first comment you note the first portion of a sentence that is included in one of the risk factors disclosed on page 15 of our 2009 Annual Report. It is important to note not just the first portion of that sentence, but the full sentence. What we state there is: “Securities issued by companies other than consolidated partner companies are generally considered “investment securities” for purposes of the Investment Company Act; unless other circumstances exist which actively involve the company holding such interests in the management of the underlying company.” Consistent with our business model, as described herein and in our 2009 Annual Report, the major part of our partner company interests fall into the category described in the second portion of the quoted sentence because we are actively involved in the management and operation of these partner companies.
For purposes of our Investment Company Act compliance analysis and our determination of whether a particular partner company interest that we hold does or does not constitute an “investment security”, we follow the regulatory guidance which has developed over time concerning what constitutes an “investment security” under the Investment Company Act and what does not.
Specifically, most of our partner company interests are “joint venture” interests falling within the New World Associates and ML Research and Development Partners no-action letters1 and other precedents which establish that an ownership interest should not be treated as an Investment Company Act “security” or “investment security” where a combination of features — which may include involvement in management and operation of the underlying business; particular expertise relevant to the underlying business; board representation; veto rights related to certain board decisions; rights of consultation on certain decisions; relative size of ownership; level of negotiations involved in connection with the establishment of the overall relationship; seconded employees; restrictions on transfer; etc. — are present.

[1]
New World Associates, SEC No-Action Letter (Aug 19, 1985); ML Research and Development Partners I, L.P. SEC No-Action Letter (Sept 24, 1984). See also Williamson v. Tucker, 645 F.2d 204 (5th Cir. 1981).

We analyze each of our partner company ownership interests on an individual and on-going basis to continually assess the status of each such interest for purposes of the Investment Company Act.
At present 12 out of 17 of our partner company relationships qualify for characterization as joint venture interests which are not “securities” under the Investment Company Act or other securities laws based on the precedents cited above. The asset value calculation that results, based on these characterizations and the individual value of each partner company interest (as well as the value of the remainder of our assets) confirms that less than 40% of our total assets (as required to be calculated under the Investment Company Act) are “investment securities,” and, therefore, we are not an investment company under the Investment Company Act.
We hope that the above explanation is helpful in further understanding how we reach the conclusions that we do regarding our status under the Investment Company Act.
Note 1 — Significant Accounting Policies
Principles of Accounting for Ownership Interest in Companies
Equity Method, page 53
2.
We note you account for your interest in some private equity funds under the equity method of accounting based on your general and limited partner interest in such funds. For those funds in which you hold general partner interest, please clarify how you considered the guidance in FASB ASC Subtopic 810-20 in determining that consolidation was not appropriate despite your general partner interest. In addition, please show us the disclosure you will include in future filings to address this issue.

Response: We do not hold a direct general partner interest in any private equity funds, but in certain instances we do maintain a general partner interest in limited partnerships which themselves hold general partner interests in limited partnerships that ultimately serve as the general partners of the respective funds. In no case are we a controlling general partner of the funds.
In one instance, we are one of three general partners in the limited partnership which serves as the general partner of the fund. In this case, in accordance with the limited partnership agreement, most significant operating decisions of the general partner of the fund may be made by the other two general partners, who serve as “managing general partners”, without our consent. These decisions include: the employment, compensation and termination of management; the ability to incur obligations up to certain monetary thresholds, open and close broker and bank accounts, maintain offices; and generally execute all agreements and contracts necessary for the furtherance of the fund’s business. All other decisions, such as investment decisions on behalf of the fund, require unanimous consent of the three general partners. Thus, we merely have the ability to approve or block actions proposed by the managing general partners. Based on the facts and circumstances, we have concluded that we are not the controlling general partner within the group of general partners, in accordance with ASC 810-20-25-1, therefore, the equity method, rather than consolidation, is considered the appropriate accounting model for our interests in this fund.

In the remaining instances, by contractual agreement, we have irrevocably delegated to the limited partners in the fund structures our authority to manage, operate and control the business and affairs of the funds, including, without limitation, the authority to make all investment decisions for the funds and to determine compensation for management services, buy and sell securities, guarantee obligations of others, incur lease obligations, maintain offices, open and close broker and bank accounts and to engage in any other lawful activities for which the funds are organized. We have concluded that the limited partners in each of these cases have substantive participating rights and that we do not control the funds. In accordance with ASC 810-20-25-11 to ASC 810-20-25-18, we account for our holdings in the funds using the equity method of accounting.
In future filings, we will clarify the nature of our general partner and limited partner interests in the disclosure in Note 1 — Significant Accounting Policies as follows (new wording in italics):
The Company also accounts for its interests in some private equity funds under the equity method of accounting based on its non-controlling general and limited partner interests in such funds.
In connection with this response, as requested by the Staff, we acknowledge that:
•	Safeguard Scientifics, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;
•
Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional copies or have any questions or additional comments please call the undersigned at (610) 975-4924.

Sincerely, STEPHEN T. ZARRILLI

Stephen T. Zarrilli Senior Vice President and Chief Financial Officer

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